November 3, 2009
Mr. Marc Thomas
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549-4561

RE:	F & M Bank Corp. Form 10-Q for June 30, 2009 File Number 0-13273
Dear Mr. Thomas:
We are filing clarifying language as a supplement to our most recent correspondence dated October 27, 2009. As stated in our prior letters to the Commission, the Company has a portfolio of equity securities that are traded on public exchanges. As a result of recent declines in stock valuations, some of these investments are in various states of impairment. The Company follows the guidance in FAS 115, FSP FAS 115-1 and FAS 124-1 and SAB Topic 5M, Other Than Temporary Impairment in evaluating if these impairments are temporary or other than temporary in nature. This determination is made on an investment by investment basis and includes all available evidence at the time of the determination including the following:
•	The length of time of impairment;

•	The extent of the impairment relative to the cost of the investment;

•	Recent volatility in the market value of the investment;

•	The financial condition and near-term prospects of the issuer, including any specific events which may impair the earnings potential of the issuer; or

•	The intent and ability of the Company to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.
The following description pulls together our revised policies/procedures for the evaluation for Other Than Temporary Impairment (OTTI) for the September 30, 2009 10Q and for subsequent periods:
•	We will begin our evaluation using a default position that OTTI has occurred and then use all available evidence to determine whether prospects for the individual security are sufficient to support temporary impairment at the date of the SEC filing. This evaluation will be conducted at each filing date.

•	For purposes of determining OTTI, the security value recovery period will be projected for a maximum of a two year holding period. This will be the maximum, a shorter period may be used when there are particular conditions related to the individual security which make recovery unlikely.

•	The primary focus in determining whether a security is OTTI, and projecting potential recovery, will be the prospects for the individual security, rather than broad market indices. All available evidentiary material will be considered, including the Company’s public filings with the SEC, press releases, analyst reports, etc.

•	Secondary consideration will be given to historic returns, but only to the extent that this evidence is instructive in determining whether the individual security has shown a history of outperforming (or underperforming) the market (or industry) in prior economic cycles. This factor would only be considered when the declines in value were not limited to the individual security, but were prevalent over the broader market. This measure will be considered to aid in determining whether OTTI should be recognized earlier, rather than later (ie. a security which underperforms relative to the industry or market will result in early recognition of OTTI). In no event will OTTI recognition be delayed beyond the two year projection period.

•	OTTI may be recognized as early as Q1, regardless of holding period projections, when there are specific factors relative to the security which make recovery unlikely. These factors could include evidence contained in the aforementioned SEC filings, press releases, analyst reports, but may also be based on the severity of the impairment.

•	Situations where a security has declined in value more rapidly than the industry (or market), absent strong evidence supporting prospects for recover, will result in OTTI being recognized in Q1 or Q2 rather than continuing to evaluate the security over several quarters, based on holding period projections.
We acknowledge as follows:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Dean W. Withers	/s/ Neil W. Hayslett
Dean W. Withers	Neil W. Hayslett
President & CEO	Executive Vice President & CFO